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February 21, 2006

JEFFREY RIEDLER
ASSISTANT DIRECTOR
UNITED STATES SECURITY AND EXCHANGE COMMISSION
WASHINGTON, D.C., 20549

RE:
      RESPONSE TO COMMENT LETTER OF MARCH 1ST ,2006 SB-2 FILED ON AUGUST 4TH,2005. SB-2 AMENDMENT 1 FILED AUGUST 19TH, 2005 SB-2 AMENDMENT 2 FILED DECEMBER 8TH, 2005 SB-2 AMENDMENT 3 FILED FEBRUARY 7TH, 2006 SB-2 AMENDMENT 4 FILED FEBRUARY 23RD, 2006 FILE NO. 333-127170

Item 1. NITAR Tech. Corp. (OTC:NCHP) has terminated the Letter of Intent to acquire Connect Education Systems Inc. dated 22nd day of December, 2004. Pursuant to the applicable provisions of the said LOI, all content of the EducationOnTime educational software had to be translated from Portuguese to English before the closing of the LOI. NITAR came to the conclusion that the translation cannot be accomplished at the time that would satisfy the LOI. NITAR did not incur any cost related to the termination of the LOI. Please refer to the second to last paragraph on page 8. A form 8-K with Nitar's press release regarding the termination has been field as well as made available in our web site.

Item 2. The INDEPENDENT AUDITORS' CONSENT letter has been update to the current date. Please refer to page 53.


/s/ LUIZ OCTAVIO BRASIL
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LUIZ OCTAVIO BRASIL,
PRESIDENT AND DIRECTOR
Nitar Tech Corp.
905 824 5306 X 201
lbrasil@nitartech.com
Fax 1 886 585 1408





NITAR Tech. Corp.                                             www.nitartech.com
3950 Worthview Pl                                            info@nitartech.com
Mississauga, Ont. L5N 6S7                                    Tel.  905 824 5306